UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    On October 11, 2012, CorpBanca issued a press release announcing the execution of an agreement by and among Corp Group Holding Inversiones Limitada and affiliates of Helm Corporation to acquire a 100% equity interest in Helm Bank S.A. through a merger with Banco CorpBanca Colombia S.A., subject to the satisfaction of customary closing conditions.  Additionally, CorpBanca intends to acquire an 80% equity interest in Helm Corredor de Seguros S.A., an insurance broker, for US$17.12 million.  CorpBanca’s management expects the acquisition to close during the first quarter of 2013.

   Following receipt of the necessary approvals from the Chilean and Colombian regulators and the closing of the acquisition, CorpBanca will consolidate its operations in Colombia, thereby reaffirming its long-term commitment to the Colombian market.

    The press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: October 11, 2012

EXHIBIT INDEX

Exhibit	Description
99.1	On October 11, 2012, CorpBanca issued a press release announcing the execution of an agreement by and among Corp Group Holding Inversiones Limitada and affiliates of Helm Corporation to acquire a 100% equity interest in Helm Bank S.A. through a merger with Banco CorpBanca Colombia S.A.